EXHIBIT 1.3

FOR IMMEDIATE RELEASE

hongkong.com Announces Senior Executives Appointments

Hong Kong July 15, 2004 hongkong.com Corporation (Stock Code: 8006; website: www.hongkong.com), a leading China mobile applications, online games and Internet services company, today announced that Rudy Chan has been appointed by the hongkong.com board to resume the position of CEO of the company. Rudy will also remain as an Executive Director of hongkong.com and CEO of chinadotcom Mobile Interactive Corporation (“CDC Mobile”). In addition, the company also announced the appointment of Albert Lam as COO of hongkong.com.

Rudy Chan served as CEO of hongkong.com until January 2004. “We are pleased to see Rudy back as CEO of hongkong.com,” said Raymond Ch’ien, Chairman of hongkong.com. “Rudy has been with hongkong.com since our IPO and has made significant contributions to the growth of the company during its evolution. Under his leadership and the concerted efforts of the management team, the company has successfully executed its strategic expansion into the China market and laid a solid foundation for future growth. We are confident that Rudy will be able to build a highly valuable and sustainable business in the world’s most dynamic market.”

In addition to Rudy’s appointment, the company also appointed Albert Lam as COO of hongkong.com, where he will be responsible for the daily operation of its portal and mobile applications businesses within the hongkong.com group. Albert has over 23 years of experience in the Telecommunications and IT industries in North America and Greater China, of which more than seven years were with Motorola Inc. Prior to joining hongkong.com, Albert was Vice President of Motorola Asia Pacific and General Manager of the Taiwan PCS Division. Albert was the COO of Newpalm until December 2002 where he was responsible for formulating the strategy and direction for the company and helped establish strong relationships with the local provincial operators. In addition, Albert worked with Northern Telecom (Nortel) for 10 years, and gained a broad range of experience in engineering, business developing, marketing and ventures management.

Rudy Chan, CEO of hongkong.com, said, “We want to welcome Albert to the hongkong.com family. Albert has substantial experience and expertise in the mobile and telecommunications industry. As former COO of Newpalm, Albert was one of the key executives who built and drove the growth of its business. We believe that with his in-depth industry knowledge and his wealth of experience in the mobile sector, Albert will add tremendous value to hongkong.com at the operating level as the company moves forward.”

Former CEO of hongkong.com, John Xiao, has decided to resign from all the posts within the company due to family and personal reasons. “We thank John for his valuable contribution to the company. He founded Newpalm and was instrumental in bringing about its successful integration with hongkong.com, imbuing the latter with a pioneering spirit in the process. We wish John all the best in his future endeavors,” commented Raymond Ch’ien.

hongkong.com has established a solid mix of mobile applications businesses with a strong foothold in China through its www.china.com portal, Newpalm and the recent proposed acquisition of Go2joy, a leading mobile value added services provider in China with exclusive TV and mobile payment partnerships.

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About hongkong.com Corporation
hongkong.com Corporation (GEM Stock: 8006; Website: www.hongkong.com), a leading China mobile applications, [online games] and Internet services company, and an 81%-owned subsidiary of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited on 9th March, 2000. In December 2000, hongkong.com was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

The principal business areas of hongkong.com include mobile applications such as SMS, WAP and IVR, and Entertainment, including online games and portal networks (www.china.com; www.hongkong.com).

Safe Harbor Statement
There is no assurance that the current growth of its business can be maintained or that identified synergies will come to the fore. The statements in this news release, other than the historical financial information, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Further information on risk factors that could affect, among other things, hongkong.com Corporation’s financial condition and results of operations is detailed in hongkong.com Corporation’s 2002 Annual Report, the year 2003 Results Announcement and the First Quarter 2004 Quarterly Report as filed with the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

For further information, please contact:
Jane Cheng
Public Relations
Tel: (852) 2961 2750
Fax: (852) 2571 0410
Email: jane.cheng@hk.china.com